Exhibit (a)(v)

Offer to Purchase for Cash
By
AMERICAN REALTY CAPITAL TRUST, INC.
of up to $220,000,000 in Value of Shares of its Common Stock
At a Purchase Price of Not Greater than $11.00 per Share
Nor Less Than $10.50 Per Share

The Offer, Proration Period and Withdrawal Rights will expire at
5:00 P.M., Eastern Time, on March 28, 2012, unless the offer is extended or withdrawn.

March 1, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees and DTC Participants:

American Realty Capital Trust, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), has listed its common stock on the NASDAQ Global Select Market (“NASDAQ”), commencing on March 1, 2012, under the symbol “ARCT”. The listing provides its stockholders a security that can be sold on a daily basis at a price determined by the market. The Company currently intends to continue its current dividend of $0.70 per share per year, paid in monthly increments. In connection with the listing of the Company’s common stock on NASDAQ, the Company has internalized the management services formerly provided by the Company’s advisor by terminating the advisory agreement with our former advisor, subject to a 60-day notice period (subject to our right to extend this agreement for three consecutive one-month periods), purchasing our property manager from our sponsor, AR Capital, LLC, for $10.00, and entering into an agreement with our property manager to waive any fees payable by us under the property management agreement to which we are a party.

For those stockholders who might wish to sell their securities other than on NASDAQ, the Company will permit them to tender up to $220,000,000 in value of shares of its common stock, par value $0.01 per share (the “Shares”), for purchase by the Company at a price not greater than $11.00 nor less than $10.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the enclosed offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute, the “Offer”). The Company has appointed us to act as the depostiary in connection with the Offer. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON MARCH 28, 2012, OR SUCH OTHER DATE TO WHICH THE OFFER MAY BE EXTENDED (THE “EXPIRATION DATE”).

The Company is conducting the Offer through a procedure commonly referred to a modified “Dutch auction” tender offer. This procedure allows tendering stockholders to select the price or up to three prices within the $10.50 to $11.00 price range at which the tendering stockholder is willing to sell his, her or its Shares. The actual purchase price will be determined by the Company in accordance with the terms of the Offer. All Shares purchased under the Offer will receive the same price. However, because of the proration and “odd lot” provisions, all Shares tendered at or below the purchase price may not be purchased if more than $220,000,000 in value of Shares are tendered at or below the price determined by the Company. We will not accept Shares subject to conditional tenders, such as acceptance of all or none of the Shares tendered by any tendering stockholder. Stockholders may tender all or only a portion of their Shares. Fractional Shares will not be purchased in the Offer.

Upon the terms and subject to the conditions of the Offer, if, based on the final purchase price, Shares having an aggregate value in excess of $220,000,000, or such greater amount as the Company may elect to pay, subject to applicable law, have been validly tendered, and not properly withdrawn before the Expiration Date, at prices at or below the final purchase price for Shares, the Company will accept Shares to be purchased in the following order of priority: (a) Shares properly tendered and not properly withdrawn by any “odd lot holder” (a stockholder of less than 100 Shares); and (b) after the purchase of all Shares properly tendered by odd lot holders, all other Shares properly tendered at or below the final purchase price, on a pro rata basis, with appropriate adjustment to avoid purchases of fractional Shares. Therefore, it is possible that the Company will not purchase all Shares tendered by a stockholder even if such stockholder tenders his, her or its Shares at or below the final purchase price. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect and Shares tendered by book-entry will be credited to the account maintained with DTC by the participant who delivered the Shares at our expense. Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares. See Section 1, Section 3, Section 5 and Section 8 of the Offer to Purchase.

Prior to furnishing copies of the Letter of Transmittal to your clients, the beneficial owners of the Shares held by you, please complete the box entitled “Aggregate number of Shares held by you for the account of the undersigned” by copying the number set forth on the instruction form to the Letter of Transmittal. Please furnish copies of the following enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee:

1.	Offer to Purchase;
2.	Letter of Transmittal, for your use in accepting the Offer, which contains information for you and your clients;
3.	Notice of Guaranteed Delivery (to be used to accept the Offer if all other documents cannot be delivered to the Depositary before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date);
3.	Form of letter that may be sent to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and
4.	Return envelope addressed to ARC Advisory Services, LLC, as the depositary.

If you are a broker, dealer, commercial bank, trust company or other nominee tendering Shares on behalf of your client or an institution participating in The Depositary Trust Company (“DTC”), you may tender Shares under the Offer by:

•	delivering (by regular mail, overnight courier or hand delivery) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other required documents to ARC Advisory Services, LLC, the depositary for the Offer, which must be received by the depositary at its address set forth on the back cover of the Offer to Purchase before the Expiration Date; and
•	tendering the applicable Shares electronically through DTC’s Automated Tender Offer Program (“ATOP”) into the account of Computershare, Inc., the paying agent for the Offer, at DTC by book-entry transfer, subject to the terms and procedures of that system, on or prior to Expiration Date.

Even if the delivery of Shares is made by book-entry transfer to the paying agent’s account at DTC, you must also submit a written Letter of Transmittal to the depositary at the address set forth on the back cover page of the Offer to Purchase.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the paying agent and the information agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

The Company reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions, including the Credit Facility Condition (as defined in the Offer to Purchase). See Section 7 of the Offer to Purchase.

The other terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the Letter of Transmittal. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

Questions and requests for additional copies of the enclosed materials or any other Offer documents may be directed to Georgeson Inc., the information agent, at (212) 440-9800.

Very truly yours,

ARC ADVISORY SERVICES, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the dealer manager, the depositary, the paying agent, the information agent or any of their respective affiliates or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.